Exhibit 4.1

SECOND AMENDMENT TO CREDIT AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AND SECURITY AGREEMENT (“Amendment”) is made as of this 20th day of January, 2011, by and between WELLS FARGO BANK NATIONAL ASSOCIATION acting through its Wells Fargo Business Credit operating division (the “Lender”) and MGP INGREDIENTS, INC., a Kansas corporation (the “Borrower”).  This Amendment amends that certain Credit and Security Agreement between Borrower and Lender dated July 21, 2009, as amended by a Consent and Release dated August 19, 2009, a Consent and Release dated December 21, 2009, as amended by a Consent dated December 31, 2009, as amended by Consent dated February 2, 2010 and as amended by a First Amendment to Credit and Security Agreement dated as of June 30, 2010 (as further modified, amended and restated, the “Credit Agreement”).

PRELIMINARY STATEMENTS

WHEREAS, Borrower has requested and Lender has agreed to modify the Credit Agreement to (i) reduce the Floating Rate, (ii) reduce the annual Minimum Interest Charge, (iii) reduce the Unused Line Fee and (iv) further modify the Credit Agreement pursuant to the terms and conditions set forth herein.

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Borrower and Lender hereby modify, amend and supplement the Credit Agreement and Loan Documents as follows:

AGREEMENT

1.             Recitals.  The preliminary statements set forth above are accurate, represent the intent of the parties hereto and are incorporated herein by reference.  Unless otherwise defined in this Amendment, capitalized terms used herein will have the same meaning in this Amendment as set forth in the Credit Agreement.

2.             Credit Agreement Modifications.  The Credit Agreement is hereby amended as follows:

A.            Debt Service Coverage Ratio.  The definition of “Debt Service Coverage Ratio” set forth in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“Debt Service Coverage Ratio” means (a) the sum of (i) Funds from Operations and (ii) Interest Expense minus (iii) non-cash income from investments in Borrower joint ventures plus (iv) non-cash losses from investments in Borrower joint ventures minus (v) Unfinanced Capital Expenditures minus (vi) dividends and distributions paid by Borrower during the current test period minus (vii) cash contributions into joint ventures made by Borrower during the current test period divided by (b) the sum of (i) Current Maturities of Long Term Debt and (ii) Interest Expense.

B.            Floating Rate.  The definition of “Floating Rate” set forth in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“Floating Rate” means an interest rate equal to the sum of (i) Daily Three Month LIBOR, which interest rate shall change whenever Daily Three Month LIBOR changes, plus (ii) the applicable Margin.

C.            Net Loss.  A new definition of “Net Loss” is hereby created and inserted into Section 1.1 of the Credit Agreement as follows:

“Net Loss” means fiscal year-to-date after-tax net loss from continuing operations including extraordinary losses but excluding (a) unrealized gains and losses from hedging activities and (b) extraordinary gains and non-cash income or losses from investments in Borrower’s joint ventures, as determined in accordance with GAAP.

D.            Unfinanced Capital Expenditures.  The definition of “Unfinanced Capital Expenditures” set forth in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“Unfinanced Capital Expenditures” means for a period, any expenditure of money during such period for the purchase or construction of assets, or for improvements or additions to such assets, which are not financed with borrowed funds or which are financed solely with a Revolving Advance and are capitalized on Company’s balance sheet.

E.             Margins.  Section 2.6(b) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(b)           Margins.  The Margins through and including the first adjustment occurring as specified below shall be one and three quarters of one percent (1.75%) for Revolving Advances that are Floating Rate Advances.  The Margins shall be adjusted each fiscal quarter of the Borrower on the basis of the Debt Service Coverage Ratio of the Borrower as of the end of the previous fiscal quarter, in accordance with the following table:

Margins
Debt Service Coverage Ratio	Revolving Advances

(i) Debt Service Coverage Ratio is determined by the Lender to be greater than or equal to 2.50 : 1.00.	1.75%

(ii) Debt Service Coverage Ratio is determined by the Lender to be greater than or equal to 1.75 : 1.00 and less than 2.50 : 1.00.	2.25%

(iii) Debt Service Coverage Ratio is determined by the Lender to be less than 1.75 : 1.00.	3.00%

Reductions and increases in the Margins will be made following receipt of the Borrower’s financial statements required under Section 6.1.  Each Margin change shall become effective on the first calendar day of the month to which the quarterly financial statements (including the Compliance Certificate) are due, as the Lender in its sole discretion deems appropriate.  Notwithstanding the foregoing, (i) if the Borrower fails to deliver any financial statements in a timely manner as required under Section 6.1, the Lender may notify the Borrower of the Event of Default and increase any Margin to the highest Margin set forth above, in addition to imposing the Default Rate applicable under the terms of this Agreement, and (ii) no reduction in any Margin will be made if a Default Period exists at the time that such reduction would otherwise be made.

If amended or restated financial statements would change previously calculated Margins, or if the Lender determines that any financial statements have materially misstated the Borrower’s financial condition, then the Lender may, using the most accurate information available to it, recalculate the financial test or tests governing the Margins and retroactively reduce or increase the Margins from the date of receipt of such amended or restated financial statements and charge or refund Borrower additional interest, which may be imposed on them from the beginning of the appropriate fiscal quarter to which the restated statements or recalculated financial tests relate or to the beginning of the fiscal quarter in which any Event of Default has occurred, as the Lender in its sole discretion deems appropriate.

F.             Minimum Interest Charge.  Section 2.6(c) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(c)           Minimum Interest Charge.  Notwithstanding any other terms of this Agreement to the contrary, the Borrower shall pay to the Lender during the term of this Agreement interest of not less than (the “Minimum Interest Charge”): (i) $145,577.18 for the Loan Year ending 2011 and (ii) $75,000 for each Loan Year ending thereafter.  The Borrower shall pay any deficiency between the Minimum Interest Charge and the amount of interest otherwise calculated under Section 2.6(a) plus the amount of any unused line fee paid under Section 2.7(b) at the end of each fiscal year and on the Termination Date.  When calculating this deficiency, the Default Rate, if applicable, shall be disregarded, and any interest that accrues on a payment following its receipt on those days specified in Section 2.9(c) shall be excluded in determining the total amount of interest otherwise calculated under Section 2.6(a).  As used in this subsection (c), “Loan Year” means each one-year period ending on June 30 of each year.

G.            Unused Line Fee.  Section 2.7(b) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(b)           Unused Line Fee.  For the purposes of this Section 2.7(b), “Unused Amount” means the Maximum Line Amount reduced by outstanding Revolving Advances and the L/C Amount.  The Borrower agrees to pay to the Lender an unused line fee at the rate of one quarter of one percent (0.25%) per annum on the average daily Unused Amount from January 1, 2011 to and including the Termination Date, due and payable monthly in arrears on the first day of the month and on the Termination Date.

H.            Letter of Credit Fees.  Section 2.7(f) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(f)            Letter of Credit Fees.  The Borrower shall pay to the Lender a fee with respect to each Letter of Credit that has been issued which shall be calculated on a per diem basis at an annual rate equal to two percent (2.0%) of the Aggregate Face Amount, from and including the date of issuance of the Letter of Credit until the date that the Letter of Credit terminates or is returned to the Lender, which fee shall be due and payable monthly in arrears on the first day of each month and on the date that the Letter of Credit terminates or is returned to the Lender; provided, however, effective as of the first day of the fiscal month in which any Default Period begins through the last day of such Default Period, or any shorter time period that the Lender may determine, in the Lender’s sole but reasonable discretion and without waiving any of its other rights and remedies, such fee shall increase to five percent (5.0%) of the Aggregate Face Amount.  The foregoing fee shall be in addition to any other fees, commissions and charges imposed by Lender with respect to such Letter of Credit.

I.              Monthly Financial Statements.  Section 6.1(b) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

Monthly Financial Statements.  As soon as available and in any event within 20 days after the end of each month or 45 days after the end of each month which coincides with a fiscal quarter end, the unaudited/internal balance sheet and statements of income and retained earnings of the Borrower as at the end of and for such month and for the year to date period then ended, prepared, if the Lender so requests, on a consolidated basis to include any Subsidiaries, in reasonable detail and stating in comparative form the figures for the corresponding date and periods in the previous year, all prepared in accordance with GAAP, subject to year-end audit adjustments and which fairly represent the Borrower’s financial position and the results of its operations; and accompanied by a certificate of the Borrower’s chief financial officer, substantially in the form of Exhibit B hereto stating (i) that such financial statements have been prepared in accordance with GAAP, subject to year-end audit adjustments, and fairly represent the Borrower’s financial position and the results of its operations, (ii) whether or not such Officer has knowledge of the occurrence of any Default or Event of Default not theretofore reported and remedied and, if so, stating in reasonable detail the facts with respect thereto, and (iii) all relevant facts in reasonable detail to evidence, and the computations as to, whether or not the Borrower is in compliance with the Financial Covenants.

J.             Supplemental Reports.  Section 6.1(e) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(e)           Supplemental Reports.  Monthly, or more frequently if the Lender so requires, the Borrower’s “daily collateral reports,” receivables schedules, collection reports, and if the

Lender so requires, copies of individual invoices to account debtors, signed and dated shipment documents and delivery receipts for goods sold to said account debtors.

K.            Hedging Positions.  Section 6.1(s) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(e)           Hedging Positions.  Quarterly, or more frequently if the Lender so requires, a current report of Borrower’s open hedging positions in a form an substance acceptable to Lender in its sole but reasonable discretion, and if the Lender so requires, copies of statements of all hedging and commodities accounts of Borrower.

L.             Stop Loss.  Section 6.2(a) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(a)           Stop Loss.  The Borrower will not, during (i) any single month, suffer a Net Loss in excess of $2,000,000 or (ii) any three consecutive month period, suffer a cumulative Net Loss in excess of $4,000,000, each commencing with the month of November, 2010.

M.           Minimum Debt Service Coverage Ratio.  Section 6.2(b) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(b)           Minimum Debt Service Coverage Ratio.  The Borrower will maintain, during each period described below, a Debt Service Coverage Ratio, determined as at the end of each fiscal quarter, of not less than the ratio set forth for each such period:

Period	Minimum Debt Service Coverage Ratio

07/1/10 Through 09/30/10	1.25 to 1.00
07/1/10 Through 12/31/10	1.25 to 1.00
07/1/10 Through 03/31/11	1.25 to 1.00
07/1/10 Through 06/30/11	1.25 to 1.00
Quarterly thereafter on a trailing 12 month basis	1.25 to 1.00

N.            Capital Expenditures.  Section 6.2(c) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

(c)           Capital Expenditures.  The Borrower will not incur or contract to incur Capital Expenditures (excluding expenditures for the water cooling plant) of more than $8,000,000 in the aggregate during any fiscal year.

O.            Minimum Availability.  A new Section 6.2(d) is hereby created and added to the Credit Agreement as follows:

(d)           Minimum Availability.  At all times, the Borrower will maintain an average Availability of not less than $5,000,000, measured over the then trailing 30-day period.

P.             Investments.  A new Section 6.6(g) is hereby created and added to the Credit Agreement as follows:

(g)           Investments so long as (a) such Investment is undertaken in accordance with all applicable laws; (b) no Default or Event of Default exists immediately prior to, or would exist immediately after, giving effect to such Investment; (c) the aggregate cash and non-cash consideration to be paid by Borrower for such Investment does not exceed $1,000,000 for any one Investment or more than $5,000,000 in the aggregate for all such permitted Investments plus acquisitions permitted under Section 6.19; (d) after giving effect to such Investment, the Availability shall be not less than $10,000,000; and (e) upon Lender’s request, within a reasonable time of such Investment Borrower shall pledge to Lender the ownership interests in any purchased entity.

Q.            Dividends and Distributions.  Section 6.7 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

Section 6.7             Dividends and Distributions.  The Borrower will not declare or pay any dividends (other than dividends payable solely in stock of the Borrower) on any class of its stock, or make any payment on account of the purchase, redemption or other retirement of any shares of such stock, or other securities or evidence of its indebtedness or make any distribution in respect thereof, either directly or indirectly, provided Borrower may otherwise declare and pay dividends if (A) no Borrower Default has occurred or would occur as a result of any such dividend, (B) Borrower shall have had Average Excess Availability of not less than $10,000,000 for the 60 day period prior to such dividend, (iii) on the date of such dividend and after giving effect to such dividend, Borrower shall have Average Excess Availability of not less than $5,000,000 and (iv) on the date of such dividend, Borrower shall have paid all accounts payable which remain unpaid more than thirty (30) days after the due date.

R.            Consolidation and Merger; Asset Acquisitions.  Section 6.19 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

Section 6.19           Consolidation and Merger; Asset Acquisitions. The Borrower will not consolidate with or merge into any Person, or permit any other Person to merge into it, or acquire (in a transaction analogous in purpose or effect to a consolidation or merger) all or substantially all the assets of any other Person, provided the Borrower may make such acquisitions so long as (a) such acquisition is undertaken in accordance with all applicable laws; (b) no Default or Event of Default exists immediately prior to, or would exist immediately after, giving effect to such acquisition; (c) the aggregate cash and non-cash consideration to be paid by Borrower for such acquisition does not exceed $1,000,000 for any one acquisition or more than $5,000,000 in the aggregate for all such permitted acquisitions plus Investments permitted under Section 6.6(g); and (d) after giving effect to such acquisition, the Availability shall be not less than $10,000,000.

S.             Compliance Certificate.  The Compliance Certificate attached as Exhibit B to the Credit Agreement is hereby deleted in its entirety and the Compliance Certificate set forth on Exhibit A attached hereto is substituted therefore.

3.             Expenses.  Immediately upon request, Borrower shall pay all expenses and costs of Lender (including, without limitation, the attorney fees of counsel for Lender and expenses of counsel for Lender) in connection with the preparation, negotiation, execution and approval of this Amendment and any and all other documents, instruments and things contemplated hereby, whether or not such transactions are consummated, together with all other expenses and costs incurred by Lender chargeable to Borrower pursuant to the terms of the Credit Agreement which are unpaid at such time.

4.             Ratification; Estoppel; Reaffirmation.

(a)            Borrower does hereby reaffirm the Credit Agreement and other Loan Documents, and ratify the Credit Agreement and other Loan Documents, as amended, modified and supplemented.

(b)           Borrower does hereby reaffirm to Lender each of the representations, warranties, covenants and agreements set forth in the Credit Agreement and the other Loan Documents with the same force and effect as if each were separately stated herein and made as of the date hereof to Lender.

(c)            The Borrower further represents and warrants that, as of the date hereof, there are no counterclaims, defenses or offsets of any nature whatsoever to the Loans or any of the Loan Documents and that, as of the date hereof no default has occurred or exists under any of the Loan Documents.

(d)           Borrower does hereby ratify, affirm, reaffirm, acknowledge, confirm and agree that the Credit Agreement and other Loan Documents, as amended, modified and supplemented hereby by this Amendment, represent the valid, enforceable and collectible obligations of Borrower.

5.             Release.  Borrower does hereby release, remise, acquit and forever discharge Lender and Lender’s employees, agents, representatives, consultants, attorneys, fiduciaries, servants, officers, directors, partners, predecessors, successors and assigns, subsidiary corporations, parent corporation, and related corporate divisions (all of the foregoing hereinafter called the “Released Parties”), from any and all action and causes of action, judgments, executions, suits, debts, claims, demands, liabilities, obligations, damages and expenses of any and every character, known or unknown, direct and/or indirect, at law or in equity, of whatsoever kind or nature, whether heretofore or hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, and in any way directly or indirectly arising out of or in any way connected to this Amendment, the Loan Agreement and the Other Agreements (all of the foregoing hereinafter called the “Released Matters”).  Borrower acknowledges that the agreements in this paragraph are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters.  Borrower represents and warrants to Lender that it has not purported to transfer, assign or otherwise convey any right, title or interest of Borrower in any Released Matter to any other Person and that the foregoing constitutes a full and complete release of all Released Matters.

6.             Governing Law.  The terms and conditions of this Amendment, the Credit Agreement and all of the other Loan Documents shall be governed by the applicable laws of the State of Minnesota.

7.             Counterparts.  This Amendment may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.  Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

8.             No Cancellation.  This Amendment evidences the same indebtedness as evidenced by the Credit Agreement and other Loan Documents (as modified hereby).  This Amendment is secured by the Collateral as provided in the Credit Agreement including all amendments and modifications thereto.  All future advances made to the Borrower or the Guarantors in the good faith judgment of the lender for the purpose of protecting Lender’s interests in the collateral will also be secured by this Amendment.  This Amendment is an extension, modification and amendment of the prior documents and the execution hereof does not evidence a cancellation of the indebtedness evidenced by the prior documents.

9.             Entire Agreement.    The following notice is included in compliance with K.S.A. 16-117 and K.S.A. 16-118:

“THIS WRITTEN AGREEMENT IS THE FINAL EXPRESSION OF THE CREDIT AGREEMENT BETWEEN THE PARTIES HERETO AS THE SAME EXISTS TODAY AND MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR OR CONTEMPORANEOUS ORAL AGREEMENT BETWEEN THE PARTIES HERETO.  THE FOLLOWING SPACE (WHICH THE PARTIES HERETO AGREE IS SUFFICIENT SPACE) IS PROVIDED FOR THE PLACEMENT OF NONSTANDARD TERMS, IF ANY (IF THERE ARE NO NONSTANDARD TERMS TO BE ADDED, STATE “NONE”):

NONE

BY SIGNING BELOW, THE PARTIES HERETO HEREBY AFFIRM THAT THERE IS NO UNWRITTEN ORAL CREDIT AGREEMENT BETWEEN THEMSELVES WITH RESPECT TO THE SUBJECT MATTER OF THIS WRITTEN CREDIT AGREEMENT.

10.           WAIVER OF JURY TRIAL.  LENDER AND BORROWER WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AMENDMENT.  THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY BORROWER AND BORROWER ACKNOWLEDGES THAT NEITHER LENDER NOR ANY PERSON ACTING ON BEHALF OF LENDER OR ANY LENDER HAS MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT.  BORROWER FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAVE THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AMENDMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.  BORROWER FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTAND THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION.

[Signatures follow on next page]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first above written.

100 Commercial Street	MGP INGREDIENTS, INC.
Atchison, KS 66002	a Kansas corporation
Telecopier: (913) 360-5661

Attention: Dick Larson	By:	/s/ Timothy W. Newkirk
e-mail: dick.larson@mgpingredients.com	Name: Timothy W. Newkirk
Its: President

Wells Fargo Bank, National Association	WELLS FARGO BANK,
Wells Fargo Business Credit	NATIONAL ASSOCIATION
MAC N9312-040
109 South 7th Street, 4th Floor
Minneapolis, MN 55402	By:	/s/ Becky A. Koehler
Telecopier: (612) 341-2472		Becky A. Koehler, Vice President
Attention: Becky A. Koehler
e-mail: becky.a.koehler@wellsfargo.com

EXHIBIT A

Compliance Certificate

(Attached)

COMPLIANCE CERTIFICATE

To:          Wells Fargo Bank, National Association

Date:       [                                      , 20        ]

Subject:                  Financial Statements

In accordance with our Credit and Security Agreement dated July 21, 2009(as amended from time to time, the “Credit Agreement”), attached are the financial statements of MGP INGREDIENTS, INC., a Kansas corporation (the “Borrower”) dated [                                  , 20    ](the “Reporting Date”) and the year-to-date period then ended (the “Current Financials”).  All terms used in this certificate have the meanings given in the Credit Agreement.

A.            Preparation and Accuracy of Financial Statements.  I certify that the Current Financials have been prepared in accordance with GAAP, subject to year-end audit adjustments, and fairly present the Borrower’s financial condition as of the Reporting Date.

B.            Name of Borrower; Merger and Consolidation Related Issues.  I certify that:

(Check one)

☐                                    The Borrower has not, since the date of the Credit Agreement, changed its name or jurisdiction of organization, nor has it consolidated or merged with another Person.

☐                                    The Borrower has, since the date of the Credit Agreement, either changed its name or jurisdiction of organization, or both, or has consolidated or merged with another Person, which change, consolidation or merger: ☐ was consented to in advance by Lender in writing, and/or ☐ is more fully described in the statement of facts attached to this Certificate.

C.                                    Events of Default.  I certify that:

(Check one)

☐                                    I have no knowledge of the occurrence of a Default or an Event of Default under the Credit Agreement, except as previously reported to the Lender in writing.

☐                                    I have knowledge of a Default or an Event of Default under the Credit Agreement not previously reported to the Lender in writing, as more fully described in the statement of facts attached to this Certificate, and further, I acknowledge that the Lender may under the terms of the Credit Agreement impose the Default Rate at any time during the resulting Default Period.

D.                                    Litigation Matters.  I certify that:

(Check one)

☐                                    I have no knowledge of any material adverse change to the litigation exposure of the Borrower or any of its Affiliates or of any Guarantor.

☐                                    I have knowledge of material adverse changes to the litigation exposure of the Borrower or any of its Affiliates or of any Guarantor not previously disclosed in Schedule 5.7, as more fully described in the statement of facts attached to this Certificate.

E.                                      Financial Covenants.  I further certify that:

(Check and complete each of the following)

1.             Monthly Stop Loss.  Pursuant to Section 6.2(a) of the Credit Agreement, for the month ending on the Reporting Date, the Borrower has suffered a Net Loss of [$                            ,   ] which ☐ satisfies ☐ does not satisfy the requirement that the Borrower suffer a Net Loss in any single month not in excess of $2,000,000.

2.             Three Month Stop Loss.  Pursuant to Section 6.2(a) of the Credit Agreement, for the three month period ending on the Reporting Date, the Borrower has suffered a cumulative Net Loss of [$                            ,   ] which ☐ satisfies ☐ does not satisfy the requirement that the Borrower suffer a Net Loss in any three consecutive month period not in excess of $4,000,000.

3.             Minimum Debt Service Coverage Ratio.  Pursuant to Section 6.2(b) of the Credit Agreement, as of the Reporting Date, the Borrower’s Debt Service Coverage Ratio was [            ]to 1.00, which ☐ satisfies ☐ does not satisfy the requirement that such ratio be not less than the applicable ratio set forth in the table below on the Reporting Date:

Period	Minimum Debt Service Coverage Ratio

07/1/10 Through 09/30/10	1.25 to 1.00
07/1/10 Through 12/31/10	1.25 to 1.00
07/1/10 Through 03/31/11	1.25 to 1.00
07/1/10 Through 06/30/11	1.25 to 1.00
Quarterly thereafter on a trailing 12 month basis	1.25 to 1.00

4.             Capital Expenditures.  Pursuant to Section 6.2(c) of the Credit Agreement, for the year-to-date period ending on the Reporting Date, the Borrower has expended or contracted to expend during the fiscal year ended [                              , 20      ,   ] for Capital Expenditures excluding expenditures for the water cooling plant [$                                      ] in the aggregate, which ☐ satisfies ☐ does not satisfy the requirement that such expenditures not exceed $8,000,000 in the aggregate during any fiscal year.

5.             Minimum Availability.  Pursuant to Section 6.2(d) of the Credit Agreement, for the year-to-date period ending on the Reporting Date, the Borrower has ☐ has not ☐ maintained at all times an average Availability of not less than $5,000,000, measured over the then trailing 30-day period.

6.             Salaries.  The Borrower has not paid excessive or unreasonable salaries, bonuses, commissions, consultant fees or other compensation, or increased the salary, bonus, commissions, consultant fees or other compensation of any Director, Officer or consultant, or any member of their families and has not paid any increase from any source other than profits earned in the year of payment, and as a consequence Borrower ☐ is ☐ is not in compliance with Section 6.8 of the Credit Agreement.

7.             Rail Invoices.  The Borrower has paid all Rail Invoices as such Rail Invoices became due.

8.             Tax Due on Alcohol Inventory.  During the one month period ending on the Reporting Date, Borrower has produced [                            ] proof gallons of food and fuel grade alcohol.  The Borrower has paid all taxes arising from the Borrower’s production or possession of Inventory which consists of food and fuel grade alcohol except for taxes in the amount of [$                      ] which are set forth in detail on a schedule attached hereto.

Attached are statements of all relevant facts and computations in reasonable detail sufficient to evidence Borrower’s compliance with the financial covenants referred to above, which computations were made in accordance with GAAP.

MGP INGREDIENTS, INC.
a Kansas corporation

By:	/s/ Don Tracy
Its Chief Financial Officer